UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 11, 2022

Commission File Number: 1-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

04th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Ebix Litigation update

As previously disclosed, on June 5, 2020, Yatra Online, Inc. (“we” or the “Company”) delivered to Ebix Inc. (“Ebix”) our notice of termination of the merger agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the merger agreement and an ancillary extension agreement. In addition, we also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. On August 30, 2021, the Court of Chancery granted Ebix’s motions to dismiss and dismissed the complaint in its entirety. On September 17, 2021, we filed a notice of appeal of the dismissal to the Supreme Court of the State of Delaware. The matter was heard by the Supreme Court on March 23, 2022. On April 11, 2022, the Supreme Court affirmed the final judgement of the Court of Chancery.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: April 13, 2022	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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